Bradley A. Haneberg 804 / 771-5790 bahaneberg@kaufcan.com	Mailing Address: P.O. Box 27828 Richmond, VA 23261

804 / 771-5700 fax: 804 / 771-5777	Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219

May 16, 2007

Mark P. Shuman, Esq.

Branch Chief - Legal

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	e-Future Information Technology Inc.

Registration Statement on Form F-3

Filed April 9, 2007

File No. 333-141990

Dear Mr. Shuman:

On behalf of e-Future Information Technology Inc. (the “Registrant”) and in response to the comments set forth in the letter of the staff of the Securities and Exchange Commission (the “Commission”) dated May 11, 2007, we are writing to supply supplemental information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the captioned registration statement (the “Registration Statement”). Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein.

1.	Please designate a registered agent for service that provides an address in the United States where any such service could be performed.

The Registrant has revised the facing sheet to designate a registered agent for service of process that is domiciled in the United States.

2.

We note your reliance on paragraph (g) of Rule 457 for the calculation of your registration fee. However, paragraph (g) is applicable when the transaction being registered is the exercise of the warrants. As you are registering the resale of shares that will be held by selling security holders following the exercise of

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Chesapeake	Hampton	Newport News	Norfolk	Virginia Beach	Williamsburg

www.kaufmanandcanoles.com

Mark P. Shuman, Esq.

May 16, 2007

warrants in an unregistered transaction, it appears that the fee should be computed for the shares underlying the warrants in accordance with paragraph (c) of Rule 457. Moreover, since your shares are listed on the NASDAQ Capital Market and you know the maximum number of shares issuable upon conversion or exercise of the outstanding securities, it is unclear why you have not relied upon paragraph (c) of Rule 457 for the calculation of your registration fee. Please advise or revise.

The Registrant acknowledges the Commission’s comment. The Company calculated the fee pursuant to Rule 457(g) rather than 457(c) due to ambiguity about whether the shares underlying the Warrants and Notes constituted “securities [. . .] offered pursuant to warrants or other rights to purchase such securities”. In the interest of avoiding any under-payment of the registration fee, the Registrant rounded up to the next dollar the fees calculated pursuant to Rule 457(g)(1), which necessarily resulted in a higher registration fee than Rule 457(c), as the Warrant exercise prices were $28.25 and $24.99, which represented a premium over the Registrant’s Ordinary Share price both at the closing of the Private Placement ($21.73 market price) and the date the Registration Statement was filed with the Commission ($21.98 closing price).

Notwithstanding the foregoing, the Registrant has recalculated the registration fee pursuant to the first clause of Section 457(c), which calculates the registration fee at “the average of the high and low prices reported in the consolidated reporting system (for exchange traded securities and last sale reported over-the-counter securities […] as of a specified date within 5 business days prior to the date of filing the registration statement”:

Date	May 15, 2007
Low Price	$17.33
High Price	$18.47
Average of Low and High Prices	$17.90
Number of Share to be Registered	1,013,781
Aggregate Proceeds as Calculated Under Section 457(c)	$18,146,679.90
Filing Fee Rate	$30.70 per $1,000,000
Aggregate Filing Fee	$558

3.

We also note your disclosure in footnote (1) that “[p]ursuant to Rule 416, this Registration Statement also covers any additional Ordinary Shares which become issuable by reason of any share dividend, share split, recapitalization or any other similar transaction without receipt of consideration which results in an increase in the number of Ordinary Shares outstanding”. Be advised that Rule 416 is available only for additional shares issued to prevent dilution resulting from stock splits, stock dividends or similar transactions, not for increases in the number of Ordinary Shares issuable upon conversion of the securities resulting from any

Mark P. Shuman, Esq.

May 16, 2007

price protection provisions contained in the convertible notes or warrants. We reference the “full ratchet” provisions you discuss in this respect. Please revise your disclosure so that your statements regarding your future reliance upon Rule 416 is limited solely to adjustments to prevent dilution from stock splits, stock dividends or similar transactions.

The Registrant has revised footnote (1) to read as follows:

All of the Ordinary Shares offered hereby are for the account of Selling Shareholders (as defined below in the section titled “Prospectus Summary” on page 1). The Selling Shareholders will acquire the Ordinary Shares offered hereby in a private placement in reliance on exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 416, this Registration Statement also covers any additional Ordinary Shares which become issuable by reason of any share dividend, share split or other similar transactions.

4.	Revise the first paragraph to concisely explain to shareholders the maximum number of shares that may be resold in the event the shareholder approval that you will seek is not obtained. Based on your disclosure on page 2, we understand that the maximum number of shares that could be distributed in the absence of shareholder approval, would be 526,699. The statement that the “Selling Shareholders became entitled to receive the Shares …” should be modified, as it fails to convey to potential investors that these selling shareholder currently may only acquire and resell up to 526,699 shares unless shareholder approval you will seek is obtained. Eliminate references to specific provisions of agreements with the selling shareholders, which do not require specialized definitions on your cover page.

The Registrant has revised the first paragraph on the cover page to clarify that the Selling Shareholders may distribute up to 526,699 Shares in the absence of Shareholder Approval and may only receive and distribute the full number of Shares registered if Shareholder Approval is obtained. Because the definition of “Shares” has been revised so that the number of Shares is dependent on the presence or absence of Shareholder Approval (i.e., without Shareholder Approval, there are only 526,699 Shares), the Registrant does not believe the modification of the second sentence remains necessary. The Registrant has removed references to sections of agreements on the cover page.

Mark P. Shuman, Esq.

May 16, 2007

5.	Please consider expanding the last paragraph on page 2 to state an estimated dollar value of the maximum number of shares underlying the convertible notes that you propose to register for resale. In computing this amount, you could use the market price per share for the Ordinary Shares on the date of sale of the convertible notes, for example.

The Registrant has added a paragraph following the last paragraph on page 2 to address the Commission’s comment.

Although we will not receive any proceeds from the sale of any Shares underlying the Convertible Notes, we have estimated the value of the maximum number of Shares underlying the Convertible Notes. As noted above, a maximum of 526,316 Shares underlie the Convertible Notes. The average of the high and low prices of our Ordinary Shares on May 15, 2007 was $17.90 per Ordinary Share, so the value of the Shares underlying the Convertible Notes on the same day was $9,421,056.40.

6.	Please update the location of the Commission’s public reference room in the second paragraph, similar to the disclosure contained in the fifth paragraph.

The Registrant has made the requested revision.

7.	Revise to provide the disclosure required by Item 6(b)-(d) of Form F-3. Please also note that any reports filed on Form 6-K that you wish to incorporate by reference into the prospectus should be identified individually by the date on which the report was filed with the Commission.

Although the Registrant files annual reports only on Form 20-F and other periodic reports only on Form 6-K and has not used the Form 40-F, 10-K or 10-Q, the Registrant has revised the Registration Statement to provide the language from Item 6(b). The Registrant has specifically listed the dates of filing for all Forms 6-K incorporated by reference in the Registration Statement. The Registrant has also included the language from Item 6(d).

Mark P. Shuman, Esq.

May 16, 2007

8.	We note that you qualify in its entirety your summary of the terms of the March 13, 2007 private placement, suggesting that not all material terms of this transaction are disclosed. Please note that you are required to provide a materially complete description of the issuance transaction by which the selling shareholders received the shares being offered for their accounts pursuant to Item 9D of Form 20-F. Please revise to remove this qualification from your disclosure and to expand your disclosure on this transaction to disclose all material terms of the Convertible Notes and Warrants. For example, you should disclose the limitations on the conversion of the Convertible Notes, the “ratchet adjustment” referenced on page 13, and the exercise price adjustments contained in the Warrants. If there are provisions in the outstanding securities that could result in a change in the price per share upon the occurrence of certain events, please consider providing this information in tabular disclosure as appropriate.

The Registrant has removed the qualification and has supplemented the summary of the terms of the Private Placement. No provisions in any outstanding securities of the Company could result in a price adjustment (in the absence of an amendment of the terms of such outstanding securities), so the Registrant has not incorporated the requested table.

9.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents.” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

The Registrant supplementally provides the Commission the requested information in tabular format:

Party that has Received Payment	Amount of Payment
Schulte Roth, LLP, counsel for Capital Ventures International	Up to $80,000 in cash ($60,000 in connection with Private Placement; up to $20,000 in connection with filing of Registration Statement)

Westminster Securities Corporation	$1,055,823 (Fair value of Placement Warrants to purchase 73,291 Ordinary Shares for $24.99 per Ordinary Share)

Westminster Securities Corporation	Up to $25,000 in cash (Accountable fees, disbursements and expenses in connection with Placement Agent services)

Westminster Securities Corporation	$740,000 in cash ($890,000 Placement Agent cash payment from Registrant, less $150,000 cash concession paid to Anderson & Strudwick, Incorporated by Westminster Securities Corporation)

Anderson & Strudwick, Incorporated*	$112,500 in cash ($150,000 cash concession from Westminster Securities Corporation, less $37,500 cash finder fee paid to RMCC Investments, LLC)

RMCC Investments, LLC*	$37,500 in cash (Finder fee paid by Anderson & Strudwick Incorporated to RMCC Investments, LLC)

*	L. McCarthy Downs III was a member of the Registrant’s Board of Directors prior to his resignation on May 4, 2007 and is a principal at Anderson & Strudwick Incorporated. Ming Zhu is a member of the Registrant’s Board of Directors, and RMCC Investments, LLC is a limited liability company owned by Mr. Zhu’s spouse. Neither Mr. Downs nor Mr. Zhu participated in the deliberations or voted in connection with the Private Placement.

Mark P. Shuman, Esq.

May 16, 2007

10.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between e-Future Information Technology (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction; and

•	the current market price per share of the class of securities subject to the transaction.

The Registrant has not had any contractual relationship with any of the Selling Shareholders or their predecessors or, other than as explained in the following paragraphs, any affiliates of the Selling Shareholders or any person with whom any Selling Shareholder has a contractual relationship regarding the Private Placement.

Mark P. Shuman, Esq.

May 16, 2007

Anderson & Strudwick, Incorporated, which received a concession of $150,000 from the Placement Agent in connection with the successful completion of the Private Placement, served as the underwriter in our initial public offering of Ordinary Shares on the Nasdaq Capital Market. In addition, L. McCarthy Downs III, the representative of Anderson & Strudwick, Incorporated who assisted us in the initial public offering, served on our Board of Directors until his resignation on May 4, 2007. The Registrant granted Anderson & Strudwick underwriter warrants to purchase 113,500 Ordinary Shares at a purchase price of $7.20 per share.

RMCC Investments, LLC, which received a finder’s fee of $37,500 from Anderson & Strudwick, Incorporated in connection with the successful completion of the Private Placement, is owned by Ming Zhu’s spouse. Mr. Zhu served as a finder for our initial public offering of Ordinary Shares on the Nasdaq Capital Market. In addition, Mr. Zhu serves on our Board of Directors. Neither RMCC International, Inc. nor Mr. Zhu holds any of our Ordinary Shares or any options to purchase any of our Ordinary Shares.

Neither Mr. Downs nor Mr. Zhu participated in the deliberations or voted in connection with the Private Placement.

In addition, the Registrant supplementally provides the following table with regard to Anderson & Strudwick, Mr. Downs, RMCC International, Inc. and Mr. Zhu and the completion of the initial public offering of the Registrant’s Ordinary Shares. All terms of the initial public offering are fully disclosed in the prospectus filed with the Commission pursuant to Rule 424(b)(3) on October 5, 2006.

Previous Transaction:	Initial Public Offering of Company’s Ordinary Shares

Affiliates of Selling Shareholders and persons with whom any Selling Shareholder has a contractual relationship regarding the transaction:	Anderson & Strudwick, Incorporated; L. McCarthy Downs III; RMCC International, Inc.; Ming Zhu

Date of the transaction:	October 31, 2006

Number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction:	1,500,000

Number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the Selling Shareholders, affiliates of the Company, or affiliates of the Selling Shareholders:	1,500,000

Number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction:	1,133,500

Percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction:	97.1%

Market price per share of the class of securities subject to the transaction immediately prior to the transaction:	$6.00 initial public offering price per Ordinary Share

Current market price per share of the class of securities subject to the transaction:	$17.49 closing price on May 15, 2007

Mark P. Shuman, Esq.

May 16, 2007

11.	Please disclose the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders.

Prior to the Private Placement, the Registrant’s 2,633,500 outstanding Ordinary Shares were held as follows:

1. Selling Shareholders	0	Ordinary Shares
2. Affiliates of the Registrant	1,455,032	Ordinary Shares
3. Affiliates of the Selling Shareholders	0	Ordinary Shares
4. Shareholders Other than the Above	1,178,468	Ordinary Shares
TOTAL	2,633,500	Ordinary Shares

12.	Please provide us with a view toward disclosure in the prospectus, with the following information;

•	whether e-Future Information Technology has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

The Registrant supplementally notifies the Commission that it has the intention and a reasonable basis to believe that it will have the financial ability to make all payments required under the Convertible Notes. The first payment was due on April 1, 2007, and the Registrant has paid and fully performed to date. The Registrant has reserved a portion of the funds from the Convertible Notes to ensure liquidity to continue making payments as they arrive.

Mark P. Shuman, Esq.

May 16, 2007

•

whether – based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in e-Future Information Technology’s common stock and, if any of the selling shareholders have an existing short position in e-Future Information Technology’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transactions and the filing of the registration statement (e.g. before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

In the ordinary course of its business in trading securities positions, the Selling Stockholder may enter into short sales. However, no such short sales are entered into prior to the public announcement of any private placement pursuant to which the applicable securities were acquired by the Selling Stockholder and the Selling Stockholder is aware of and adheres to the position of the Staff of the Commission set forth in Item A.65 of the SEC Telephone Interpretations Manual.

13.	Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between e-Future Information Technology (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

copies of all agreements between e-Future Information Technology (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

•

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Mark P. Shuman, Esq.

May 16, 2007

The Registrant has not had any relationship, agreement, or other arrangement with any of the Selling Shareholders prior to the Private Placement.

As provided in the Securities Purchase Agreement, each of Capital Ventures International, Hudson Bay Fund, LP and Hudson Bay Overseas Fund, Ltd. will have the right to participate in future offerings by the Registrant after the first and until the second anniversary of the Closing Date of the Private Placement. This right to participate requires the Registrant to offer at least 50% of the securities offered in a Subsequent Placement (as defined in Section 4(n) of the Securities Purchase Agreement) to Capital Ventures International, Hudson Bay Fund, LP and Hudson Bay Overseas Fund, Ltd., prorated in accordance with the Convertible Notes.

The Placement Agent Engagement Letter, which the Registrant has supplementally provided to you with this letter, provides that, “[u]pon a successful closing of Financing, [the Placement Agent] shall have a right of first refusal to be the [Registrant’s] exclusive agent for all Investment Banking transactions, including debt and equity placements, for a period of one (1) year thereafter.” In addition, until December 21, 2008, if any entity introduced to the Registrant by the Placement Agent makes an investment in the Registrant, the Registrant is obligated to pay the Placement Agent 50% of the cash consideration and warrant consideration payable under the Private Placement. The Registrant has filed with this First Amendment a copy of the form of Placement Agent Warrants granted in connection with the Private Placement.

14.	With respect to the shares to be offered for resale by Capital Ventures International, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Heights Capital Management, Inc. exercises the sole voting and/or dispositive powers for Capital Ventures International. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. The Registrant has revised the Registration Statement accordingly.

15.	We note that you provide the undertakings from both subparagraphs (5)(i) and (5)(ii) of Item 512(a) of Regulation S-K. However, you should include only the undertaking applicable to this transaction. Please revise or advise as to why you believe both Rules 430B and 430C apply to this offering.

The Registrant has removed the foregoing undertakings.

Mark P. Shuman, Esq.

May 16, 2007

16.	Please revise to identify the person(s) signing the registration statement in the capacity of your principal financial officer, principal accounting officer or controller, and your authorized representative in the United States. See Instruction 1 to Signatures of the Form F-3.

The Registrant has revised the signature pages as requested.

Should you have any questions with respect to the above responses, please contact the undersigned.

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg

Enclosures

cc:	Ms. Rebikah Toton

Mr. Adam Yan